November 30, 2009

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	November 23, 2009 Staff Comments to Rule 485(a) Filings for
File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your recent comments on the above-referenced filings. This letter will address those comments in the order in which they were received.

1.	On page 2 of the prospectus in the “Option riders” section, change the following sentences to bold typeface:

Please note that if you choose the guaranteed lifetime withdrawal benefit rider, then you must invest your premium payments and contract value in accordance with the allocation models described in that rider. In addition, if you choose the guaranteed lifetime withdrawal benefit rider, then withdrawals in excess of the guaranteed withdrawal amount provided for under the rider can have adverse consequences.

In addition, if excess withdrawals under the guaranteed lifetime withdrawal benefit rider always result in adverse consequences, change the last sentence above to read “will have adverse consequences” instead of “can have adverse consequences.”

These changes will be made on page 2.

2.	On page 11 of the prospectus, add the following clause to the end of the last sentence in the first paragraph:

“generally, 4:00 p.m. Eastern time.”

This change will be made on page 11.

3.	On page 11 of the prospectus, the first sentence of the second paragraph should be changed to:

“If the New York Stock Exchange closes before its regular closing time, we will normally credit a premium payment received after that close on the next valuation date.”

This change will be made on page 11.

4.	On page 11 of the prospectus, add the following clause to the first sentence of the fifth paragraph:

“as of the close of the New York Stock Exchange.”

This change will be made on page 11.

5.	On page 12 of the prospectus, clarify the reference to “contractowner” in the last sentence of the second paragraph.

This sentence on page 12 will be revised to read: “Income, gains and losses of the Separate Account are kept separate from other income, gains or losses of GIAC and other separate accounts.”

6.	On page 12 of the prospectus, clarify the reference to “contract obligations” in the third sentence of the third paragraph.

This sentence on page 12 will be revised to read: “Contract guarantees, such as annuity payments, death benefits and payments made under the guaranteed lifetime withdrawal benefit rider, are guaranteed solely by the financial strength and claims-paying ability of GIAC.”

7.	On page 12 of the prospectus, add “and/or” to the third sentence of the fourth paragraph.

This sentence on page 12 will be revised to read: “These changes must be made in a manner that is consistent with laws and regulations, and when required by law, we will obtain your approval and/or the approval of any appropriate state or federal regulatory authority.”

8.	On page 12 of the prospectus, delete the words “when necessary” from the fourth sentence of the fourth paragraph.

This change will be made on page 12.

9.	On page 13 of the prospectus, change the third sentence of the first paragraph under the section “Variable Investment Options” to bold typeface.

This change will be made on page 13.

10.	On page 25 of the prospectus, change the words “may be” to “is” in the fourth sentence of the first paragraph under the section “Fixed-Rate Option.”

This change will be made on page 25.

11.	On page 27 of the prospectus, change the text of the last bullet point to bold typeface.

This change will be made on page 27.

12.	On page 27 of the prospectus, at the end of the first paragraph following the list of bullet points, state the effect of a request received by GIAC after 4:00 p.m.

The following sentence will be added to the end of that paragraph on page 27:

“If we receive your request on a business day after 4:00 p.m., you will receive the next day’s unit values.”

13.	On page 54 of the prospectus, revise the sentences that appear immediately before and after the list of bullet points to be in bold typeface.

These changes will be made on page 54.

14.	On page 57 of the prospectus, revise the sentences that appear immediately before and after the first list of bullet points to be in bold typeface.

These changes will be made on page 57.

15.	On pages 57 and 58 of the prospectus, revise the text of the bullet points that appear after the caption “Important Information about the Earnings Benefit Rider” to be in bold typeface.

These changes will be made on pages 57 and 58.

16.	On page 59 of the prospectus, revise the sentence that immediately precedes the list of bullet points to be in bold typeface.

This change will be made on page 59.

17.	On page 64 of the prospectus, add an asterisk, as appropriate, to the text of the chart.

This change will be made on page 64.

18.	On page 69 of the prospectus, revise the first sentence on that page to be bold typeface.

This change will be made on page 69.

19.	Explain whether or not bullet points 5 and 6 on page 70 of the prospectus would create a dynamic asset allocation program under the guaranteed lifetime withdrawal benefit rider.

It is not GIAC’s intent to create a dynamic asset allocation program. Our intent in adding bullet points 5 and 6 to the reservation of rights section in the prospectus is to allow GIAC to respond to a situation where an underlying fund that comprises part of an allocation model acts in a way that makes that fund no longer available under the contract. GIAC has no interest in modifying the allocation models in any way outside of that situation. To clarify its position, GIAC will change the fifth bullet on page 70 as follows:

“Add, close, eliminate or substitute the allocation options that comprise each allocation model only if an underlying fund that comprises part of an allocation model acts in a way to make that fund unavailable under this contract, such as liquidating the fund or merging the fund into another fund;”

In addition, GIAC wants the flexibility to add allocation models that would be available to a contractowner under the guaranteed lifetime withdrawal benefit rider. It is not GIAC’s intent to transfer contractowners to new allocation models without their consent. Thus, GIAC will change the sixth bullet on page 70 as follows:

“Add allocation models as eligible investment options under the rider;”

20.	Explain how GIAC will keep the reservation of rights section on page 70 of the prospectus distinct from the previous guaranteed lifetime withdrawal benefit rider which does not contain this provision.

GIAC views these two riders as two different contracts with distinct provisions and has administrative controls in place to administer them as such. In addition, as stated above, GIAC’s intent is not to create a dynamic asset allocation program, so GIAC will not be making any changes to the allocation models unless it is responding to changes made by a fund at the underlying fund level.

21.	On page 90 of the prospectus, delete the last sentence in the definition of “Valuation date.”

This change will be made on page 90.

I look forward to your comments on the above responses at your earliest possible convenience. Thank you for your consideration.

Sincerely,

/s/ Stephanie Susens

Stephanie Susens

Senior Counsel

212-598-7177